SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

Theodore B. Lundberg

Peloton Equity, LLC

10 Glenville Street

Greenwich, CT 06831

(203) 532-8011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity AeroCare SPV I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,680,833 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,680,833 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,680,833 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 3,214,007 shares of Class A Common Stock issuable upon the conversion of Series C Convertible Preferred Stock.
(2)	The percent of class was calculated based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity AeroCare SPV II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,347 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 634,347 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,347 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 306,087 shares of Class A Common Stock issuable upon the conversion of Series C Convertible Preferred Stock.
(2)	The percent of class was calculated based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,142,163 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,142,163 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,142,163 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,033,644 shares of Class A Common Stock issuable upon the conversion of Series C Convertible Preferred Stock.
(2)	The percent of class was calculated based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Peloton Equity GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,457,343 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,457,343 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,457,343 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 4,553,738 shares of Class A Common Stock issuable upon the conversion of Series C Convertible Preferred Stock.
(2)	The percent of class was calculated based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Theodore B. Lundberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,457,343 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,457,343 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,457,343 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,553,738 shares of Class A Common Stock issuable upon the conversion of Series C Convertible Preferred Stock.
(2)	The percent of class was calculated based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Carlos A. Ferrer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,457,343 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,457,343 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,457,343 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,553,738 shares of Class A Common Stock issuable upon the conversion of Series C Convertible Preferred Stock.
(2)	The percent of class was calculated based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of AdaptHealth Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

Item 2. Identity and Background

Item 2(a)-(c). This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Peloton Equity AeroCare SPV I, L.P., a Delaware limited partnership (“Peloton AeroCare I”). The general partner of Peloton AeroCare I is Peloton Equity GP, LLC, a Delaware limited liability company (“Peloton Equity GP”).

ii.	Peloton Equity AeroCare SPV II, L.P., a Delaware limited partnership (“Peloton AeroCare II”). The general partner of Peloton AeroCare II is Peloton Equity GP.

iii.

Peloton Equity I, L.P., a Delaware limited partnership (“Peloton Equity I” and together with Peloton AeroCare I and Peloton AeroCare II, the “Peloton Funds”). The general partner of Peloton Equity I is Peloton Equity GP.

iv.	Peloton Equity GP. Theodore B. Lundberg (“Mr. Lundberg”) and Carlos A. Ferrer (“Mr. Ferrer”) are the managing members of Peloton Equity GP.

v.	Mr. Lundberg, a citizen of the United States of America.

vi.	Mr. Ferrer, a citizen of the United States of America.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 10 Glenville Street, Greenwich, CT 06831.

Item 2(d)-(e). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

On February 1, 2021, the Issuer completed the previously announced acquisition of AeroCare Holdings, Inc., a Delaware corporation (“AeroCare”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Issuer, AeroCare, AH Apollo Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub I”), AH Apollo Merger Sub II LLC, a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub II”), and Peloton Equity, LLC, a Delaware limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the AeroCare equityholders (the “Merger Agreement”) through (a) the merger of Merger Sub I with and into AeroCare, with AeroCare continuing as the surviving corporation of such merger (the “First Merger”) and (b) the merger of AeroCare with and into Merger Sub II, with Merger Sub II continuing as the surviving limited liability company of such merger (the “Second Merger” and, collectively with the First Merger, the “Merger”). As a result of the Merger, the Reporting Persons became entitled to receive, among other things, the shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) and the shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”) described in Item 5 hereof (the “Shares”).

On March 3, 2021, pursuant to the terms of the Merger Agreement, a majority of the stockholders of the Issuer voted to approve the issuance of shares of the Issuer’s Class A Common Stock issuable upon conversion of the Series C Preferred Stock, by removal of the conversion restriction that prohibited such conversion of Series C Preferred Stock. Upon approval by the stockholders, each share of Series C Preferred Stock became convertible into Class A Common Stock on a 100-for-one basis, subject to adjustments as set for the in the Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, Par Value $0.0001 Per Share, of the Issuer dated as of January 29, 2021 (the “Certificate of Designations”). The Series C Preferred Stock has no expiration date.

The Reporting Persons acquired their shares in AeroCare as an investment in the ordinary course of business.

Mr. Lundberg serves on the board of directors of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Lundberg, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing of the Shares or other securities of the Issuer; (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Lundberg in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b). The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 114,708,390 shares of Class A Common Stock outstanding as of March 3, 2021, as reported by the Issuer to the Reporting Persons.

Peloton AeroCare I is the direct beneficial owner of 6,680,833 shares of Class A Common Stock consisting of (i) 3,466,826 shares of Class A Common Stock and (ii) 3,214,007 shares of Class A Common Stock issuable upon the conversion of Series C Preferred Stock, which in the aggregate represents approximately 5.7% of the outstanding Class A Common Stock.

Peloton AeroCare II is the direct beneficial owner of 634,347 shares of Class A Common Stock consisting of (i) 328,260 shares of Class A Common Stock and (ii) 306,087 shares of Class A Common Stock issuable upon the conversion of Series C Preferred Stock, which in the aggregate represents approximately 0.6% of the outstanding Class A Common Stock.

Peloton Equity I is the direct beneficial owner of 2,142,163 shares of Class A Common Stock consisting of (i) 1,108,519 shares of Class A Common Stock and (ii) 1,033,644 shares of Class A Common Stock issuable upon the conversion of Series C Preferred Stock, which in the aggregate represents approximately 1.9% of the outstanding Class A Common Stock.

Peloton Equity GP, as the general partner of the Peloton Funds, may be deemed to beneficially own 9,457,343 shares of Class A Common Stock consisting of (i) 4,903,605 shares of Class A Common Stock held directly by the Peloton Funds and (ii) 4,553,738 shares of Class A Common Stock issuable upon the conversion of Series C Preferred Stock held directly by the Peloton Funds, which in the aggregate represents approximately 7.9% of the outstanding Class A Common Stock.

Mr. Lundberg and Mr. Ferrer, as the managing members of Peloton Equity GP, may be deemed to beneficially own the shares held directly by the Peloton Funds.

The above percentages of beneficial ownership were determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 5(c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

On February 1, 2021, in connection with the Merger and pursuant to the terms of the Merger Agreement, the Reporting Persons entered into joinders to that certain Amended and Restated Registration Rights Agreement, dated as of July 1, 2020 (as amended, the “Registration Rights Agreement”), by and among the Issuer, AdaptHealth Holdings LLC, and certain other holders of the Issuer’s capital stock, which joinders, among other things, provide stockholders of AeroCare receiving Class A Common Stock and Series C Preferred Stock pursuant to the Merger Agreement with certain registration rights with respect to the shares of Class A Common Stock and the shares of Class A Common Stock issuable upon conversion (subject to the terms and conditions of the Certificate of Designations) of the Series C Preferred Stock.

Pursuant to the Registration Rights Agreement, the Company is obligated to file a shelf registration statement registering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement). In addition, subject to certain requirements and customary conditions, the equityholders that are party thereto (the “Equityholders”) may demand, at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the Registrable Securities held by the Equityholders. The Registration Rights Agreement also provides the Equityholders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement

On February 1, 2021, the Reporting Persons entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Deutsche Bank Securities Inc. and Jefferies LLC. Pursuant to the terms of the Lock-Up Agreement, the Reporting Persons have agreed, with certain exceptions, during the period ending 60 days after February 1, 2021, not to sell, offer to sell or enter into certain derivative arrangements with respect to the shares of Class A Common Stock or any securities exchangeable or exercisable for or convertible into shares of Class A Common Stock.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 99.3 hereto, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Amended and Restated Registration Rights Agreement, dated July 1, 2020, among the Issuer and the stockholders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 2, 2020, including an amendment thereto filed as Exhibit 4.1 to the Form 8-K filed with the SEC on December 7, 2020).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2021

PELOTON EQUITY AEROCARE SPV I, L.P. By: Peloton Equity GP, LLC General Partner

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

PELOTON EQUITY AEROCARE SPV II, L.P. By: Peloton Equity GP, LLC General Partner

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

PELOTON EQUITY I, L.P. By: Peloton Equity GP, LLC General Partner

By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

PELOTON EQUITY GP, LLC
By:	/s/ Theodore B. Lundberg
Theodore B. Lundberg Managing Member

/s/ Theodore B. Lundberg

THEODORE B. LUNDBERG

/s/ Carlos A. Ferrer
CARLOS A. FERRER